July 26, 2005


Russell Gocht
CEO
Mobot, Inc.
49 Waltham Street
Lexington, MA 02421


Re:      Letter of Intent


Dear Russ,

      NeoMedia Technologies, Inc. ("NEOM" or "Buyer") is pleased to provide you with this outline of terms ("Letter of Intent" or "LOI") to acquire all the outstanding shares of stock of Mobot, Inc. ("Mobot" or "Seller").

      1. Overview. This Letter of Intent is intended to be non-binding on both parties and, upon completion of due diligence by both Buyer and Seller, the transaction described herein is subject to final Board approval by both NEOM and Mobot. However, both parties agree to enter into good faith negotiations and use their best efforts to execute a mutually agreeable, definitive agreement (the "Definitive Purchase Agreement") within ninety (90) days of the date last signed below, unless mutually extended in writing by both parties.

      a) This Letter of Intent outlines the general terms and conditions for the Buyer to purchase the Seller's business utilizing a combination of both cash and the common stock of the Buyer. It is our intention to combine the technology and personnel strengths of both companies to provide enhanced shareholder value to the combined entity. Additionally, it is the Buyer's intention to maintain the current employees of Mobot in an effort to expedite the advancement and the implementation of both technologies.

      b) It is also the Buyer's intention to include any executive management merged into the Buyer in its Management Incentive Program and Mobot employees, who become employees of the Buyer, in the Buyer's Employee Stock Option Plan. Employees of Mobot who become employees of the Buyer will be issued stock options upon completion of the merger with a three year vesting schedule and with 25% immediately vested upon issuance.

      c) The transaction will be structured as a merger that qualifies as a tax-free reorganization, except to the extent of the cash portion of the purchase price. The closing ("Closing") will be hereinafter defined as the date of the consummation of the merger contemplated by the Definitive Purchase Agreement.

      2. Purchase Price. The Buyer agrees to purchase all of the outstanding shares of common stock from the Seller through the merger under the following terms:

      a) The Buyer agrees to purchase from Seller all shares of common stock, assets, patents and trademarks, licenses, the current accounts receivable and bank accounts, all computer software and hardware, customers, furniture, and fixtures related to its business as well as other assets and properties of the Seller which will be identified in the Definitive Purchase Agreement, for a total purchase price of $10,000,000 to be paid as follows:


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Mobot, Inc.
July 26, 2005
Page 2


            o     $3,500,000 in cash at the closing.

            o The remainder of the purchase price will be in shares of NEOM common stock at the 10 day VWAP (Volume-Weighted Average Pricing) immediately preceding the signing of the Definitive Purchase Agreement. These shares will have piggyback registration rights where NEOM agrees to place the shares referenced as part of the purchase price in its next registration statement. Additionally, the Buyer agrees that, upon effectiveness of its current S-3 and S-4 registration statements, that it will, within 90 days, file a registration statement that will include shares issued in relation to the Mobot merger.

            o The Buyer agrees to guarantee to the Seller's shareholders the price of the common shares of the Buyer's stock utilized for the purchase through and until the date of registration of those shares. If, at the date of registration of the Buyer's common stock, the value of the Buyer's stock has declined in value from the value as of the signing of the Definitive Purchase Agreement such that the cash and current market value of the stock is less than $10 million, then the Buyer will make up any difference in cash within five business days from the date of registration.

      b) The Seller agrees that it will convert all applicable warrants, options and convertibles into shares of common stock prior to the signing of the Definitive Purchase Agreement.

      3. Bridge Loan. The Buyer agrees to provide the seller a bridge loan in the amount of $600,000 within twenty-four hours of signing the Letter of Intent. The Promissory Note, evidencing the terms of the bridge loan, is contained in Attachment A.

      (a) The bridge loan will be forgiven by the Buyer upon the signing of the Definitive Purchase Agreement.

      (b) In the event the Buyer terminates merger discussions, the bridge loan, plus an annualized interest payment of 6%, must be repaid by the Seller within 90 days from the termination of merger discussions. Discussions will be deemed to have been terminated by the Buyer upon written notification to the Seller. In the event that the bridge loan and interest is not repaid within this 90 day period, then the Buyer's bridge loan and interest will automatically convert into shares of the Seller's common stock. The conversion price will be based on a fully diluted valuation of $10 million for the Seller based on Seller's capitalization as of the date of this LOI.

      (c) In the event that the Seller terminates merger discussions, then the bridge loan, plus an annualized interest payment of 6%, will automatically convert into shares of the Seller's common stock. The conversion price will be based on a fully diluted valuation of $10 million for the Seller based on Seller's capitalization as of the date of this LOI. Discussions will be deemed to have been terminated by the Seller upon written notification to the Buyer.

      (d) In the event the Buyer obtains shares of the Seller's stock through either 3(b) or 3(c), then the Buyer agrees to give the Seller its voting proxy except in those instances where the giving of such proxy would violate Buyer's fiduciary duty to its shareholders. Also, such shares will be subject to a right of first refusal in favor of the Seller and further subject to the restriction that the Buyer may not distribute such shares to the Buyer's shareholders or transfer such shares to any competitor of the Seller.


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Mobot, Inc.
July 26, 2005
Page 3

      (e) The Seller may, at any time after a one year period of time, or upon the closing of a merger or other acquisition, whichever occurs first, have the right to purchase the shares referenced in either 3(b) or 3(c) from the Buyer or any transferee of the Buyer. The purchase price will be at the last sale price of the Seller's common stock or, in the case of an acquisition, such last sale price or the purchase price paid by the new buyer, whichever is greater. In no event will the re-purchase price of the stock be lower than the share price received in the initial conversion of the bridge loan and interest into the Seller's stock.

      (f) The Buyer agrees to conclude its due diligence and close the merger within a 60 day period from the signing of the Letter of Intent. If, for any reason, the Buyer is unable to conclude its due diligence or the Closing does not occur within this 60 day period, the Buyer will, at the Seller's request, on the next business day following the 60th day, advance an additional $200,000 bridge loan, at a 6% annualized interest, to the Seller. If the Buyer is still unable to complete its due diligence or the Closing does not occur within 90 days from the signing of the Letter of Intent, then the Buyer will, at the Seller's request, on the next business day following the 90th day, advance an additional $200,000 bridge loan, at a 6% annualized interest, to the Seller. The terms for repayment of one or both of the additional bridge loans plus interest will be as described in 3(a), 3(b) and 3(c) above, and any shares issued on conversion of such bridge loans will be subject to Sections 3(d) and 3(e) above.

      4. Definitive Agreements. Both parties agree to use their best efforts to negotiate, execute and deliver a definitive agreement satisfactory to both
Seller and Buyer. Following the execution of the Letter of Intent, Buyer's counsel will prepare the initial draft of the Definitive Purchase Agreement containing the terms contained in this LOI and other terms customary for transactions such as the proposed merger.

      5. Information and Audit. The Seller will afford, and will cause its accountants, counsel and other representatives to afford, to Buyer and its accountants, counsel, agents and other authorized representatives, and to financial institutions specified by Buyer, a reasonable opportunity to conduct due diligence investigations of the Seller and its business and affairs (subject to the Seller's satisfaction that all such parties are subject to confidentiality obligations at least as strict as those contained in Section 6). Buyer will require that the Company's financial statements for the previous two
(2) fiscal years be audited in accordance with U.S. GAAP no more than sixty days following the signing of the Definitive Purchase Agreement.

      6. Confidentiality. Buyer agrees to maintain in the strictest confidence and not disclose or permit the disclosure of any information supplied by Seller to Buyer as part of Buyer's due diligence and/or otherwise relating to the business activities of Seller. During the negotiation of a definitive agreement between Buyer and Seller and thereafter in the event that a definitive agreement is not reached and the transaction contemplated by this Letter of Intent is not completed for any reason, Buyer agrees to refrain from using any information gained by Buyer in connection with its due diligence and/or review of Sellers confidential information.

      7. Brokers or Finders. The Buyer and Seller represent to each other that there are no other brokers or finders in this transaction and no other broker or finder fees will be paid to any party.

      8. Expenses. The parties hereto will bear their respective expenses in connection with preparing for and consummating the transactions contemplated by this Letter of Intent, and in conducting any due diligence investigation contemplated hereunder. Neither the Company nor Seller will be liable to any other party for their expenses, damages or losses, if any, in the event that the Definitive Purchase Agreement is not executed for any reason.


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Mobot, Inc.
July 26, 2005
Page 4

      9. Termination. Either party can terminate this Letter of Intent at any time for any reason whatsoever upon delivery of written notice to the other party.

      10. Governing Law. Any dispute related to this Letter of Intent, the Definitive Purchase Agreement or related documents will be governed by the laws in the State of Florida.

      11. Publicity. Neither party will issue a press release or initiate any publicity, or make or cause to be made any news release or other public announcement, relating to this Letter of Intent or the transactions contemplated hereby without the prior review and approval of the other party.

      This Letter of Intent will terminate on July 29, 2005, unless mutually extended, if not agreed to and accepted by the Seller before that date. If the foregoing is acceptable, please indicate the same by executing and returning the enclosed counterpart of this Letter of Intent.

Regards,                              Approved this 27th day of July, 2005



/s/ Charles T. Jensen                 /s/ Russell Gocht
---------------------                 ----------------------------------------
Charles T. Jensen                     Russell Gocht
CEO                                   CEO
NeoMedia Technologies                 Mobot, Inc.